Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Hudbay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.	Date of Material Change
July 10, 2019

Item 3.	News Release

Hudbay issued a news release with respect to the material change referred to in this report on July 10, 2019. The news release was disseminated through the newswire services of GlobeNewswire. A copy of the news release is available on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On July 10, 2019, Hudbay announced that Alan Hair has stepped down as Hudbay’s President and Chief Executive Officer and as a director of the company, and that Peter Kukielski has been appointed Interim Chief Executive Officer.

Item 5.	Full Description of Material Change

On July 10, 2019, Hudbay announced that Alan Hair has stepped down as Hudbay’s President and Chief Executive Officer and as a director of the company. Mr. Hair spent more than 20 years with Hudbay and was instrumental in the company's growth, serving as Chief Operating Officer from 2012 to 2015 before being appointed President and Chief Executive Officer in 2016.

Hudbay also announced that Peter Kukielski has been appointed Interim Chief Executive Officer. Peter has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe.

Hudbay’s Board of Directors has commenced a search for a permanent Chief Executive Officer, which may include internal and external candidates.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President and General Counsel
416-362-2576

Item 9.	Date of Report
July 10, 2019